04013290

SO 8/31/04

SEC MAIL PROCESSING SECTION RECEIVED AUG 30 2004 WASH., D.C. 185

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENJAMIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

378 SOUTH OYSTER BAY ROAD
(No. and Street)

HICKSVILLE	NEW YORK	11801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUISE STELIANOUDAKIS, CPA
(Name – *if individual, state last, first, middle name*)

64 FULTON STREET, SUITE 703	NEW YORK	NEW YORK	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LEO J. BENJAMIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENJAMIN SECURITIES, INC., as of AUGUST ~~16~~, 27, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA KARTZINEL
NOTARY PUBLIC, State of New York
No. 01KA5037503
Qualified in Nassau County
Commission Expires Dec. 27, 2006

[signature]
Signature

PRESIDENT
Title

[signature: Barbara Kartzinel]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN SECURITIES, INC.

* * * * *

FINANCIAL STATEMENTS

JUNE 30, 2004

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT dated August 16, 2004

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 703 • New York, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Benjamin Securities, Inc.:

I have audited the accompanying balance sheet of Benjamin Securities, Inc. as of June 30, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of forming the opinion stated in the preceding paragraph. The data contained in Schedules I, II and III, although not considered necessary for a fair presentation of financial position, are presented as supplementary information and have been subjected to the audit procedures applied in the examination of the basic financial statements. In my opinion, this data is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Louise Stelianoudakis

August 16, 2004

BENJAMIN SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2004

ASSETS

Current assets:	
Cash and cash equivalents	$ 3,729
Marketable securities, at market value	243,861
Commissions receivable	52,894
Prepaid taxes	10,489
Total current assets	310,973
Furniture and equipment (net of accumulated depreciation of $150,562)	21,180
Other assets	4,616
	$336,769

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Equipment loan - current installments	$ 2,500
Accounts payable and accrued expense	37,933
Total current liabilities	40,433
Equipment loan - payable $255 monthly including interest	5,439
Stockholders' equity:	
Common stock - no par value:	
Authorized - 20 shares	
Issued and outstanding - 10 shares	500
Paid in capital	98,950
Retained earnings	162,432
Unrealized gain on marketable securities (net of income taxes)	29,015
Total stockholders' equity	290,897
	$336,769

The accompanying notes are an integral part of the financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2004

Revenue:	
Commissions	$ 719,781
Advisory fees	128,753
Income from investments	33,798
Postage and handling	35,227
Total revenue	917,559
Expense:	
Clearing fees	96,666
Back office charges	33,329
Commissions (Note 2)	325,132
Professional fees	22,814
Salaries	172,890
Taxes	22,649
Travel & entertainment	9,218
Insurance	62,826
Interest	2,857
Equipment rental	22,801
Automobile expense	27,428
Telephone	19,473
Rent	42,000
Advertising	2,538
Dues & subscriptions	6,407
Depreciation and amortization	6,589
Office expense	33,818
Contributions	3,044
Medical reimbursement	11,878
Repairs and maintenance	21,046
Total expenses	945,403
Loss before refund of taxes on income	(27,844)
Refund of taxes on income:	
State	203
Federal	3,100
	3,303
Net loss	$ (24,541)

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC

CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2004

	Total	Common stock	Paid-in capital	Retained earnings	Unrealized gain on marketable securities
July 1, 2003	$302,621	$ 500	$ 98,950	$190,893	$ 12,278
Net loss	(24,541)			(24,541)	
Unrealized gain on marketable securities	16,737				16,737
Dividend paid	(3,920)			(3,920)	
June 30, 2004	$290,897	$ 500	$ 98,950	$162,432	$ 29,015

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2004

	Increase (decrease) in cash
Cash flow from operating activities:	
Net loss	$ (24,541)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	6,589
Change in assets and liabilities:	
Receivables and other assets	15,909
Accounts payable and accrued expense	(1,147)
Total adjustments	21,351
Net cash used in operating activities	(3,190)
Cash flow from investing activities:	
Purchase and sale of marketable securities - net	(30,967)
Purchase of equipment	(564)
Net cash used in investing activities	(31,531)
Cash flow from financing activities:	
Dividends paid	(3,920)
Equipment loan repayments	(2,458)
Net cash used in financing activities	(6,378)
Net decrease in cash	(41,099)
Cash and cash equivalents at beginning of year	44,828
Cash and cash equivalents at end of year	$ 3,729
Supplemental disclosures of cash flow information: Cash paid during year for:	
Interest	$ 2,857

The accompanying notes are an integral part of these financial statements.

NOTE 1 - STATEMENT OF ACCOUNTING POLICIES:

Securities transactions are recorded in the accounts on a settlement date basis, generally the third business day after the trade date.

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - COMMISSION EXPENSES:

Commissions represent amounts paid out to account executives based on a percentage of the business they generate for the company. Included in this amount are payments to an officer of the company. A breakdown is as follows:

Officers' commissions	$127,297
Other salesmen	197,835
Total	$325,132

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company paid rent of $42,000 to a limited partnership of which a stockholder of the Company acts as the general partner.

NOTE 4 - PROFIT SHARING PLAN:

The corporation adopted a simplified profit-sharing plan effective July 1, 1998. Employees with two years of service are eligible to participate with immediate vesting.

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a member of the National Association of Securities Dealers, Inc., the corporation is subject to the net capital rule (SEC Rule 15c3-1) adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of June 30, 2004, the corporation's net capital ratio was .173 to 1 and its net capital was $219,385 compared with minimum net capital required of $100,000.

NOTE 6 - LITIGATION:

The Company is named as one of three defendants in a suit arising out of the ordinary course of business, which the Company believes, on the basis of information presently available to it, that the ultimate disposition of this matter will not have a material adverse affect on the financial statements.

The suit was initiated by former customers who maintained their accounts with the Company for several years. The customers' stated an aggressive strategy in order to achieve their investment objective of "growth only" based on a formula of 5% speculation, 30% trading, 40% business risk and 25% growth. The Company managed the accounts in accordance with the customers' stated objectives. The suit alleges that the Company mishandled the accounts and seeks to recover damages on the difference between the value of the various accounts at the height of the stock market boom and at the end of the year 2000, as well as the commissions paid and the legal fees that will be incurred in connection with this suit. A review of the accounts indicates that the portfolios were handled in accordance with their stated instructions.

Counsel has reviewed the matter and believes that an unfavorable outcome is unlikely.

SCHEDULE I

BENJAMIN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

JUNE 30, 2004

Total ownership equity from balance sheet	$290,897
Less: non-allowable assets	36,285
Capital before haircuts	254,612
Less: Haircut on investments	35,227
Net capital	$219,385

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

JUNE 30, 2004

Minimum net capital required	$ 2,529
Minimum dollar net capital requirement	$100,000
Net capital requirement (greater of above)	$100,000
Excess net capital	$119,385
Excess net capital at 1000%	$215,592

COMPUTATION OF AGGREGATE INDEBTEDNESS

JUNE 30, 2004

Total liabilities	$ 45,872
Less: Equipment loan	7,939
Aggregate indebtedness	$ 37,933
Percentage of aggregate indebtedness to net capital	17.3%
Percentage of debt to equity total computed in accordance with Rule 15c3-(d)	N/A

SCHEDULED II

BENJAMIN SECURITIES, INC.

EXEMPTION CLAIMED OF RESERVE REQUIREMENT

UNDER RULE 15c3-3

JUNE 30, 2004

Benjamin Securities, Inc. operates under the k(2)(b) exemptive provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker/dealer, First Clearing, LLC. Benjamin Securities, Inc. appeared to be in compliance with this exemption throughout the year.

SCHEDULE III

BENJAMIN SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2004

	Ownership equity	Non-allowable assets and haircuts	Net Capital	Aggregate indebtedness	Ratio
Balance per Focus 11A	$284,500	$ 71,349	$213,151	$42,698	20.0%
Adjustment to corporate taxes	3,458	3,458			
Reclassifications		(1,529)	(993)	(536)	
Adjustment to payables	4,647	417	6,752	(4,229)	
Adjust depreciation	767	767			
Adjust haircut		(475)	475		
Correct posting	(2,475)	(2,475)			
Balance per schedule I	$290,897	$ 71,512	$219,385	$37,933	17.3%

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 703 • New York, N.Y. 10038

To Benjamin Securities, Inc.:

I have examined the financial statements of Benjamin Securities, Inc. as of June 30, 2004 and have issued my report thereon dated August 16, 2004. As part of my examination, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities and Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that Rule the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depend upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended June 30, 2004, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I did not find any material weaknesses in internal accounting control or a condition which would reasonably be expected to (a) inhibit the company from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker/dealers or creditors; (b) result in material financial loss; (c) result in material misstatements of the company's financial statements; or (d) result in violation of the SEC's record keeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (a), (b) or (c) above.

Louise Stelianoudakis

August 16, 2004